POLYMET MINING CORP.	TSX Venture Exchange: POM OTC Bulletin Board: POMGF
2350 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

NEWS RELEASE

PolyMet to Gain Ownership of Minnesota Ore Processing Facilities

Vancouver, Canada, September 14, 2005 - PolyMet Mining Corp. (“PolyMet”) (TSX: POM; OTCBB: POMGF) announced today that its Minnesota subsidiary has reached agreement in principle with Cliffs Erie, LLC (“Cliffs”), a subsidiary of Cleveland Cliffs, Inc. (NYSE: CLF) on the terms for the early exercise of PolyMet’s option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota.

Both companies have approved the transaction which is scheduled for closing before year end. Upon the closing, assets specified in the agreement will be conveyed to PolyMet for commercial development of Minnesota’s first major non-ferrous mining operation. Polymet will convert the idled facility for base and precious metals production using material from the nearby NorthMet polymetallic deposit.

The asset acquisition agreement announced today provides that PolyMet will pay Cleveland Cliffs, Inc. a total of U.S. $8 million through a combination of cash and issuance of 6,200,547 common shares of PolyMet. PolyMet will also assume from Cliffs, certain ongoing site-related environmental and reclamation obligations.

The well-preserved assets being purchased by PolyMet include crushing, milling and flotation capacity, buildings, real estate, tailings impoundments, shops, spare parts and other related infrastructure at the world-class complex near Hoyt Lakes, Minnesota.

“Redeploying these valuable taconite plant assets affords a rare opportunity to sharply reduce project development costs while creating new employment opportunities in an area still recovering from the traumatic LTV plant closure,” said William Murray, PolyMet’s president and chief executive officer.

“Early exercise of our purchase option represents yet another milestone in our determined effort to begin unlocking the value of Minnesota’s well-known base and precious metals deposits along the eastern Iron Range,” Murray said.

The project will produce copper, nickel, cobalt, platinum group metals and gold. Commercial operations at the site are planned to commence in 2008 with capital costs estimated between U.S. $235 and $250 million. Acquisition of the Cliffs Erie plant assets will save PolyMet in excess of U.S. $200 million in capital costs.

“This project is among the very few worldwide that is poised to rapidly come on-line to help meet burgeoning global demand for base and precious metals that we all need and use every day,” said Murray.

Upon closing of the asset sale, Cliffs will hold 7.2 million common shares in the capital of PolyMet, representing approximately 8% of the issued shares in PolyMet based on the currently outstanding 83.4 million shares. Cliffs will have the right to participate on a pro-rata basis in future cash equity financings.

The NorthMet Project is currently undergoing state and federal environmental review and permitting that will involve preparation of an Environmental Impact Statement. The proposed mine is located adjacent to active taconite mining operations within a well established mining district.

PolyMet will refurbish and reactivate crushing, concentrating, flotation and tailings facilities at the former LTV Steel Mining Company site to produce a fine concentrate that will feed new hydrometallurgical processing facilities; a process that is dramatically cleaner than traditional smelting and extremely energy efficient.

PolyMet’s water-based, pressure oxidation process will use conventional autoclaves to extract copper, nickel, cobalt and platinum group metals from NorthMet concentrates. High purity copper cathode will be produced on-site through solvent extraction and electro-winning, while precious metals (gold, platinum and palladium) and nickel and cobalt will be sent to refineries elsewhere for final processing.

PolyMet Mining Corp. is a publicly-traded Canadian mine development company whose principal asset is the NorthMet deposit in northeastern Minnesota. The deposit is considered as one of the world’s largest undeveloped non-ferrous resources.

Completion of the transaction is subject, among other things, to its acceptance for filing by the TSX Venture Exchange.

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POLYMET MINING CORP.

For further information, please contact:	Per: “William Murray”
PolyMet Mining Corp.
Warren Hudelson, Public Affairs	William Murray, President
218-245-3634
whudelson@polymetmining.com

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the
Company?s expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Statement on Forward-Looking Information
The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture
Exchange has not reviewed and does not accept responsibility fro the adequacy or accuracy of this news release.